SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 20, 2018.

TRANSLATION

Buenos Aires, March 20, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: GE EFS Power Investments B.V. subscribed

shares equivalent to a participation of 24.99% of

YPF Energía Eléctrica S.A.’s capital stock.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that regard, and following the information provided to the market in our relevant fact notices dated December 14, 2017 and February 7, 2018, we inform you that, on March 20, 2018, GE EFS Power Investments B.V. (“GE”), a subsidiary of EFS Global Energy B.V. (both corporations indirectly controlled by GE Energy Financial Services, Inc.), subscribed for shares of YPF Energía Eléctrica S.A. (“YPF EE”) in an amount equal to 24.99% of YPF EE’s capital stock through a cash contribution of US$ 275,000,000, plus a contingent payment for up to US$35,000,000. This cash contribution will allow YPF EE a more accelerated development of its business plan. As of the date of the subscription of YPF EE shares by GE, GE and YPF S.A. have joint control of YPF EE.

Additionally, YPF continues negotiating with a possible third partner for the purposes of granting an option to subscribe an additional 24.5% of YPF EE’s capital stock, on similar terms as agreed with GE.

Currently, YPF EE is equipped with a net generation capacity of 1,807Mw, has projects in the construction phase for an additional 485Mw, and is evaluating different projects to continue increasing its generation capacity with a total investment that could amount to approximately US$1,300 million.

Lazard has acted as financial advisor to YPF S.A. in this transaction.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 21, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer